SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                 GoTo.Com, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    38348T107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [   ]     Rule 13d-1(c)
                  [ x ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No.  38348T107                                           Page 2 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                    0
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          1,516,605
    Each
Reporting Person            7             Sole Dispositive
    With                                            0

                            8             Shared Dispositive Power
                                                    1,516,605

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,516,605

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    2.9%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  38348T107                                           Page 3 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                            5             Sole Voting Power
                                                    0
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          1,494,952
    Each
Reporting Person            7             Sole Dispositive
    With                                            0

                            8             Shared Dispositive Power
                                                    1,494,952

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,494,952

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.86%

12       Type of Reporting Person*

                  CO, IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  38348T107                                           Page 4 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Global Investments, Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Bahamas

                            5             Sole Voting Power
                                                    295,351
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting Person            7             Sole Dispositive
    With                                            295,351

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    295,351

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .57%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages



Item 1(a)         Name of Issuer:

                  GoTo.Com, Inc. (the "Company")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  14 W. Union Street
                  Pasadena, CA 91103

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc. ("MCM") and (b) Chairman, Chief Executive Officer and director of Moore Capital Advisors, LLC ("MCA"), as well as the sole beneficial owner of a Deleware LLC that is the managing member of MCA (2) MCM and (3) Moore Global Investments, Ltd. ("MGI") (collectively, the "Reporting Persons").

                  MCM, a registered commodity trading advisor serves as discretionary investment manager to MGI. MCM also serves as discretionary investment manager to a Bahamas corporation and two (2) Delaware limited liability companies (collectively, the "MCM Affiliated Funds") In such capacities, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of MGI and the MCM Affiliated Funds. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the account of RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In such capacity, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the MCM Affiliated Funds, MGI and RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon, MCM and MGI are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)       Mr. Bacon is a United States citizen;

                  ii)      MCM is a Connecticut corporation; and

                  iii)     MGI is a Bahamas corporation.

                                                               Page 6 of 9 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.0001 per share (the "Shares") of the Company.

Item 2(e)         CUSIP Number:

                  38348T107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i)      Mr.  Bacon  may be  deemed  the  beneficial  owner of
                           1,516,605 Shares. This number consists of (A) 1,199,601 Shares held for the account of the MCM
                           Affiliated Funds, (B) 295,351 Shares held for the account of MGI and (C) 21,653 Shares held for the account of RIS.

                  (ii) MCM may be deemed the beneficial owner of 1,494,952 Shares. This number consists of (A) 1,199,601 Shares held for the account of the MCM Affiliated Funds and
                           (B) 295,351 Shares held for the account of MGI.

                  (iii) MGI may be deemed the beneficial owner of 295,351 Shares held for its own account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 2.9% of the total number of Shares outstanding.

                  (ii) The number of Shares of which MCM may be deemed to be the beneficial owner constitutes approximately 2.86% of the total number of Shares outstanding.

                  (iii) The number of Shares of which MGI may be deemed to be the beneficial owner constitutes approximately .57% of the total number of Shares outstanding.

                                                               Page 7 of 9 Pages


Item 4(c)         Number of shares as to which such person has:

Mr. Bacon:
---------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,516,605

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,516,605

MCM:
---

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                  1,494,952

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,494,952

MGI:
---

     (i)  Sole power to vote or to direct the vote:                      295,351

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        295,351

     (iv) Shared power to dispose or to direct the disposition of:             0

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of December 31, 2000, each of Mr. Bacon, MCM and MGI ceased to be the beneficial owner of more than five percent of the shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The respective shareholders, members and/or partners of the MCM Affiliated Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the MCM Affiliated Funds in accordance with their respective ownership, membership and/or partnership interests in the MCM Affiliated Funds.

                  (ii) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

                                                               Page 8 of 9 Pages

                  (iii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 9 of 9 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February ____, 2001

                                        LOUIS M. BACON

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact


                                        MOORE CAPITAL MANAGEMENT, INC.

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact


                                        MOORE GLOBAL INVESTMENTS, LTD.

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact